                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           MOTORVAC TECHNOLOGIES, INC.
                                (NAME OF ISSUER)


                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)


                                   620105 10 6
                                 (CUSIP NUMBER)

                                  ANNALEE COHEN
                              THE ERIN MILLS GROUP
                          7501 KEELE STREET, SUITE 500
                            CONCORD, ONTARIO L4K 1Y2
                                 (416) 736-1809
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                DECEMBER 9, 1996
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 11 Pages)


                                       1.

-------------------------------------       -----------------------------------
CUSIP NO.   620105 10 6               13D   Page 2 of 11 Pages
-------------------------------------       -----------------------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              THE ERIN MILLS DEVELOPMENT CORPORATION
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [ ]
        (b) [X]
-------------------------------------------------------------------------------
   3    SEC USE ONLY
-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)
              OO
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
              ONTARIO, CANADA
-------------------------------------------------------------------------------
      NUMBER          7    SOLE VOTING POWER
        OF
      SHARES                     -0-*
   BENEFICIALLY
     OWNED BY
     REPORTING
      PERSON
       WITH
                    -----------------------------------------------------------
                      8    SHARED VOTING POWER
                                 2,760,512*
                    -----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                                 -0-*
                    -----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                                 2,760,512*
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,760,512*
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
        [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                          61.14%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
                          CO
-------------------------------------------------------------------------------

*  BUT SEE ITEM 5.


                                       2.

-------------------------------------       -----------------------------------
CUSIP NO.   620105 10 6               13D   Page 3 of 11 Pages
-------------------------------------       -----------------------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              THE ERIN MILLS INVESTMENT CORPORATION
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [ ]
        (b) [X]
-------------------------------------------------------------------------------
   3    SEC USE ONLY
-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)
              OO
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
              ALBERTA, CANADA
-------------------------------------------------------------------------------
      NUMBER          7    SOLE VOTING POWER
        OF
      SHARES                     -0-*
   BENEFICIALLY
     OWNED BY
     REPORTING
      PERSON
       WITH
                    -----------------------------------------------------------
                      8    SHARED VOTING POWER
                                 2,760,512*
                    -----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                                 -0-*
                    -----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                                 2,760,512*
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,760,512*
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
        [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                          61.14%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
                          CO
-------------------------------------------------------------------------------

*  BUT SEE ITEM 5.


                                       3.

-------------------------------------       -----------------------------------
CUSIP NO.   620105 10 6               13D   Page 4 of 11 Pages
-------------------------------------       -----------------------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              ERIN MILLS INTERNATIONAL INVESTMENT CORPORATION
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [ ]
        (b) [X]
-------------------------------------------------------------------------------
   3    SEC USE ONLY
-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)
              WC
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
              BARBADOS, WEST INDIES
-------------------------------------------------------------------------------
      NUMBER          7    SOLE VOTING POWER
        OF
      SHARES                     -0-*
   BENEFICIALLY
     OWNED BY
     REPORTING
      PERSON
       WITH
                    -----------------------------------------------------------
                      8    SHARED VOTING POWER
                                 2,760,512*
                    -----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                                 -0-*
                    -----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                                 2,760,512*
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,760,512*
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
        [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                          61.14%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
                          CO
-------------------------------------------------------------------------------

*  BUT SEE ITEM 5.


                                       4.

ITEM 1.     SECURITY AND ISSUER

      (a)   Title of Security:

            Motorvac Technologies, Inc., Common Stock, $.01 par value per share (the "Common Stock")

      (b)   Name of Issuer:

            Motorvac Technologies, Inc., a Delaware corporation (the "Company").

      (c)   Address of Issuer's Principal Executive Office:

            The principal executive office of the Company is located at 1431 S. Village Way, Santa Ana, California, 92705.

ITEM 2.     IDENTITY AND BACKGROUND

      This statement is filed by The Erin Mills Development Corporation, an Ontario, Canada corporation ("EMDC"), The Erin Mills Investment Corporation, an Alberta, Canada corporation ("TEMIC"), and Erin Mills International Investment Corporation, a Barbados, West Indies corporation ("EMIIC"). EMDC, TEMIC and EMIIC are collectively referred to herein as the "Reporting Persons." EMDC is principally engaged in the business of developing real estate for sale and commercial rental. Its principal business offices are located at 7501 Keele Street, Suite 500, Concord, Ontario L4K 1Y2, Canada. TEMIC is a venture capital company and is principally engaged in the business of financing other companies through equity and debt-based instruments. Its principal business offices are located at 7501 Keele Street, Suite 500, Concord, Ontario L4K 1Y2, Canada. EMIIC is also a venture capital company and is principally engaged in the business of financing other companies through equity and debt-based instruments. Its principal business offices are located at Suite 204(1), Trident House Broad Street, Bridgetown, Barbados, West Indies.

      Schedule 1 hereto, which is incorporated herein by reference, lists the name, business address, and present principal occupation or employment of each executive officer and director of EDMC, TEMIC and EMIIC. Unless otherwise indicated on Schedule 1, all such individuals are citizens of Canada.

      During the last five years, there have been no criminal proceedings against the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons with respect to whom information is given in response to this Item 2. During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons with respect to whom information is given in response


                                       5.

to this Item 2 have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      All of the 2,760,512 shares of Common Stock beneficially owned by the Reporting Persons were purchased for (i) cash consideration out of EMIIC's working capital or (ii) cancellation of indebtedness originally funded out of EMIIC's working capital. Of the 2,760,512 shares of Common Stock beneficially owned by the Reporting Persons, 8,350 were acquired from December 9, 1996 to December 18, 1996. Such shares were acquired in the open market in consideration of cash in the aggregate amount of $40,726.75. The source of the cash consideration was EMIIC's working capital.

ITEM 4.     PURPOSE OF THE TRANSACTION

      The Reporting Persons acquired the shares of the Common Stock for investment purposes only. Except as disclosed in or otherwise contemplated by this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the following:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities by the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;


                                       6.

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   any action similar to any of those enumerated above.

      Notwithstanding item 4(a), subject to applicable legal requirements, the Reporting Persons may purchase additional shares of Common Stock from time to time in open market or in private transactions, depending on the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the markets for the Common Stock, other developments concerning the Issuer, other opportunities available to the Reporting Persons, and general, economic, money and stock market conditions. In addition, depending upon the factors referred to above, subject to applicable legal requirements, the Reporting Persons may dispose of all or a portion of their shares of Common Stock at any time.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a)   Beneficial Ownership:         2,760,512

            Percentage Ownership:             61.14%

      The persons listed in Schedule 1 attached hereto, by virtue of direct or indirect control of EMDC, TEMIC and EMIIC, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to own beneficially the Common Stock owned beneficially by the Reporting Persons. Such individuals expressly disclaim any such beneficial ownership.

      (b)   Sole Voting Power:                  -0-

            Shared Voting Power:          2,760,512

            Sole Dispositive Power:             -0-

            Shared Dispositive Power:     2,760,512

      (c)   Recent Transactions:          See Item 3.

      (d)   Right to Receive Dividends:   Not applicable.

      (e)   Ownership below 5%:           Not applicable.


                                       7.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            None.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

Exhibit A Joint Filing Agreement, dated as of December 18, 1996, among The Erin Mills Development Corporation, The Erin Mills Investment Corporation and Erin Mills International Investment Corporation.



                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 1996

                        THE ERIN MILLS DEVELOPMENT CORPORATION


                        /s/   GERRY C. QUINN
                        ------------------------------------------
                              Gerry C. Quinn
                              Executive Vice President


                        THE ERIN MILLS INVESTMENT CORPORATION


                        /s/   GERRY C. QUINN
                        ------------------------------------------
                              Gerry C. Quinn
                              President



                        ERIN MILLS INTERNATIONAL INVESTMENT CORPORATION


                        /s/   STEPHEN L. GREAVES
                        ------------------------------------------
                              Stephen L. Greaves
                              General Manager


                                       8.

                                   SCHEDULE 1

           INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF
 THE ERIN MILLS DEVELOPMENT CORPORATION, THE ERIN MILLS INVESTMENT CORPORATION
               AND ERIN MILLS INTERNATIONAL INVESTMENT CORPORATION

      Unless otherwise indicated, the business address of each individual and corporation listed below is 7501 Keele Street, Suite 500, Concord, Ontario L4K 1Y2, Canada. Unless otherwise indicated, each individual listed below is a citizen of Canada.


                     THE ERIN MILLS DEVELOPMENT CORPORATION

NAME AND                                            PRINCIPAL EMPLOYMENT
BUSINESS ADDRESS              POSITION                  AND EMPLOYER
----------------              --------                  ------------
Mr. Marco Muzzo          Director and           President of EMDC and Chairman
                         President of EMDC      of the Board of TEMIC

Mr. John Daniels         Director and Vice      Vice President of EMDC and
                         President of EMDC      TEMIC

Mr. Alfredo DeGasperis   Director and Vice      Vice President of EMDC and
                         President of EMDC      TEMIC

Mr. Peter Daniels        Director and Vice      Vice President of EMDC and
                         President of EMDC      TEMIC

Mr. Elly Reisman         Director and Vice      Vice President of EMDC and
                         President of EMDC      TEMIC

Mr. Larry Robbins        Director and           Secretary of EMDC and TEMIC
                         Secretary of EMDC

Mr. Rudolph Bratty       Director and           Treasurer of EMDC and TEMIC
                         Treasurer of EMDC

Mr. Gerry C. Quinn       Executive Vice         President of TEMIC and
                         President of EMDC      Executive Vice President of
                                                EMDC


                                       9.

                      THE ERIN MILLS INVESTMENT CORPORATION

NAME AND                                            PRINCIPAL EMPLOYMENT
BUSINESS ADDRESS              POSITION                  AND EMPLOYER
----------------              --------                  ------------
Mr. Marco Muzzo          Director and           President of EMDC and Chairman
                         Chairman of TEMIC      of the Board of TEMIC

Mr. John Daniels         Director and Vice      Vice President of EMDC and
                         President of TEMIC     TEMIC

Mr. Alfredo DeGasperis   Director and Vice      Vice President of EMDC and
                         President of TEMIC     TEMIC

Mr. Peter Daniels        Director and Vice      Vice President of EMDC and
                         President of TEMIC     TEMIC

Mr. Elly Reisman         Director and Vice      Vice President of EMDC and
                         President of TEMIC     TEMIC

Mr. Larry Robbins        Director and           Secretary of EMDC and TEMIC
                         Secretary of TEMIC

Mr. Rudolph Bratty       Director and           Treasurer of EMDC and TEMIC
                         Treasurer of TEMIC

Mr. Gerry C. Quinn       President of TEMIC     President of TEMIC and
                                                Executive Vice President of
                                                EMDC

Ms. Annalee Cohen        Vice President of      Vice President of TEMIC
                         TEMIC


                                      10.

                 ERIN MILLS INTERNATIONAL INVESTMENT CORPORATION

NAME AND                                                 PRINCIPAL EMPLOYMENT
BUSINESS ADDRESS                       POSITION              AND EMPLOYER
----------------                       --------              ------------
Dr. Treavor A. Carmichael      Director, Chairman and    Chairman and Secretary
Suite 204(l)                   Secretary of EMIIC        of EMIIC
Trident House Broad Street
Bridgetown, Barbados, W.I.
Citizenship: Barbados, W.I.

Mr. Andrew C. Ferreira         Director and Assistant    Assistant Secretary of
Suite 204(l)                   Secretary of EMIIC        EMIIC
Trident House Broad Street
Bridgetown, Barbados, W.I.
Citizenship: Barbados, W.I.

Mr. Stephen L. Greaves         Director and General      General Manager of
Suite 204(l)                   Manager of EMIIC          EMIIC
Trident House Broad Street
Bridgetown, Barbados, W.I.
Citizenship: Barbados, W.I.

Mr. Gerry C. Quinn             Director of EMIIC         President of TEMIC and
                                                         Executive Vice
                                                         President of EMDC

Mr. Humphrey Metzgen           Director of EMIIC         Self Employed
Westerlee Cottage
Westmoreland
St. James, Barbados, W.I.
Citizenship: United Kingdom


                                      11.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


                                      12.

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $.01 per share, of Motorvac Technologies, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

      The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

      This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

      IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 19, 1996.

                                  THE ERIN MILLS DEVELOPMENT CORPORATION



                                  By:           /s/ Gerry C. Quinn
                                     -------------------------------------------
                                  Title:        Executive Vice President
                                        ----------------------------------------


                                  THE ERIN MILLS INVESTMENT CORPORATION



                                  By:           /s/ Gerry C. Quinn
                                     -------------------------------------------
                                  Title:        Executive Vice President
                                        ----------------------------------------


                                  ERIN MILLS INTERNATIONAL
                                  INVESTMENT CORPORATION



                                  By:           /s/ Stephen L. Greaves
                                     -------------------------------------------
                                  Title:        General Manager
                                        ----------------------------------------


                                       1.